Exhibit 99.1

Extension of the agreement between Scuderia Ferrari and Sebastian Vettel

Maranello (Italy), 26 August 2017 - Ferrari N.V. (NYSE/MTA: RACE) announces that Scuderia Ferrari has extended its technical and racing agreement with driver Sebastian Vettel for the 2018, 2019 and 2020 racing seasons of the Formula One World Championship.

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Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977